File No. ______________

As filed with the Securities and Exchange Commission on April 10, 2013

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY

ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING

EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND

PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

PARTNERS GROUP (USA) INC.

1114 Avenue of the Americas, 37th Floor

New York, NY 100036

Please direct all communications regarding this Application to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

With copies to:

Brooks Lindberg

Partners Group (USA) Inc.

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

212-908-2600

This Application (including Exhibits) contains 18 pages.

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC PARTNERS GROUP (USA) INC. Investment Company Act of 1940 File No. 812-____________

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.	THE PROPOSAL

Partners Group Private Equity (Master Fund), LLC (the “Fund”) and Partners Group (USA) Inc. (the “Adviser”) (together, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of limited liability company interests (“Interests”)1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its Interests, existing now or in the future, for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser acts as investment adviser, and which provides periodic liquidity with respect to its Interests through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).2 The Fund and any other investment company relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company. The Fund is not currently registered under the Securities Act of 1933, as amended (the “Securities Act”). The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund’s investment objective is to seek attractive long-term capital appreciation by investing in a globally diversified portfolio of private equity investments. The Fund’s investments may include: (i) direct investments in the equity and/or debt of operating companies; (ii) primary and secondary investments in private equity funds managed by third-party managers; and (iii) listed private equity vehicles, such as business development companies (including derivatives tied to the returns of such vehicles).

The Fund, as part of a master-feeder structure operating in accordance with Section 12(d)(1)(E) of the 1940 Act, currently serves as the master fund to four feeder funds: Partners Group Private Equity, LLC and Partners Group Private Equity (TEI), LLC (each a “Feeder Fund” and together the “Service Feeder Funds”); and Partners Group Private Equity (Institutional), LLC and Partners Group Private Equity (TEI Institutional), LLC (each a “Feeder Fund” and together, the “Institutional Feeder Funds”) (collectively, the “Feeder Funds”). Each Feeder Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company with the same investment objective as the Fund. Each Feeder Fund seeks to achieve its objective by investing all or substantially of its assets, directly or indirectly, in Interests of the Fund. Partners Group Private Equity (TEI), LLC and Partners Group Private Equity (TEI Institutional), LLC invest in the Fund through Cayman Islands limited duration companies in accordance with Commission staff guidance. The Interests are currently being offered in private placement transactions on a continuous basis at net asset value in reliance on the provisions of Regulation D under the Securities Act. The Fund, however, reserves the right to conduct a public offering of the Interests under the Securities Act in the future. The Fund currently issues a single class of Interests (the “Initial Class”). The Interests are sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act, and “qualified clients,” as defined in the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Investors who subscribe for Units and are admitted to the Fund become members ("Members") of the Fund.

1 As used in this Application, “Interests” includes any other equivalent designation of a proportionate ownership interest (such as shares or units) of the Fund (or any other registered closed-end management investment company relying on the requested order).

2 The terms “control,” “investment adviser,” and “principal underwriter” are used as defined in Sections 2(a)(9), 2(a)(20), and 2(a)(29) of the 1940 Act, respectively.

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The Interests are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because Members do not have the right to require the Fund to redeem Interests, the Master Fund from time to time offers to repurchase Interests pursuant to written tenders by Members in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to Members. Repurchases of the Fund’s Interests are made at such times, in such amounts and on such terms as are determined by the Fund’s board of managers (the “Board,” and each member a “Manager”) in its sole discretion. In determining whether the Fund should offer to Repurchase Interests, the Board considers a variety of operational, business and economic factors. The Adviser expects to ordinarily recommend that the Board authorize the Fund to offer to repurchase Interests from Members quarterly with January 1, April 1, July 1 and October 1 valuation dates. If this application for an order is granted, the Fund seeks an order permitting it to offer additional classes of Interests, as described below.

As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Interests of the Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Interests will differ from the other classes from time to time. As a result, the net asset value of the classes may differ over time.

Under the proposal, each class of Interests would be offered at net asset value. Interests in the Initial Class (which would be renamed the “Service Class”) would to be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load and asset-based service and/or distribution fees substantially similar to the front-end sales load and annual asset-based service and/or distribution fees charged to investors in the Service Feeder Funds (described below). A new class (the “Institutional Class”) would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load substantially similar to the front-end sales load charged to investors in the Institutional Feeder Funds (described below). Each class of Interests would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (“NASD Conduct Rule 2830”)3 as if it applied to the Fund. The structure of the proposed classes of Interests is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

If this application for an order is granted, the above classes of Interests may or may not be offered. Additional classes of Interests may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (September 19, 2011) (Notice) and 29837 (October 17, 2011) (Order).

3 Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority (“FINRA”) to NASD Conduct Rule 2830.

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II.	STATEMENT OF FACTS

A.	The Applicants

The Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of the state of Delaware on August 4, 2008 and commenced operations on July 1, 2009.

The Adviser is a Delaware corporation. The Adviser is an affiliate of Partners Group AG, a global private markets investment manager, and a subsidiary of Partners Group Holding AG. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Advisers Act.

B.	Current Structure and Characteristics

As noted above, the Fund, as part of a master-feeder structure operating in accordance with Section 12(d)(1)(E) of the 1940 Act, currently serves as the master fund to the Feeder Funds. The Fund continuously offers Interests in private placements in reliance on the provisions of Regulation D under the Securities Act. Interests are offered at their net asset value plus any applicable sales loads and may be purchased on the first business day of any month, or at such other times as the Board may determine. The Interests are sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act, and “qualified clients,” as defined in the Advisers Act.

The Fund, as a closed-end investment company, does not continuously redeem Interests as does an open-end management investment company. Interests of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq. In order to provide a limited degree of liquidity to Members, the Fund may from time to time offer to repurchase Interests at their then current net asset value pursuant to Rule 13e-4 under the 1934 Act pursuant to written tenders by Members. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Fund currently offers a single class of Interests which are not currently subject to a sales load or service and/or distribution fees. Front-end sales loads and annual asset-based service and/or distribution fees are currently charged at the Feeder Fund level. The Interests of each Feeder Fund are subject to a maximum sales load of up to 3.50%. The Interests of each Service Feeder Fund are also subject to a service fee charged at the annual rate of 0.70%.4

C.	Proposed Class Structure and Characteristics

The Fund proposes to engage in a continuous offering of Interests in the manner described below. The Fund proposes to offer multiple classes of Interests, such as the Service Class Interests and Institutional Class Interests described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Interests that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Interests. In the future, the Fund’s Board could adopt this or another sales charge structure.

Service Class Interests would be offered at net asset value and: (1) be subject to a maximum sales load of up to 3.50%; (2) be subject to minimum initial investment requirements of $50,000, and minimum subsequent investment requirements of $10,000; (3) be subject to an annual asset-based service fee of 0.70%; and (4) be subject to the Early Repurchase Fee.

4 Interests of the Feeder Funds are subject to an early repurchase fee at a rate of 2% of the aggregate net asset value of the Member’s Interests repurchased by the Feeder Funds (the “Early Repurchase Fee”) if the interval between the date of purchase of the Interests and the valuation date with respect to the Repurchase of those Interests is less than one year. The Early Repurchase Fee charged by the Feeder Funds is not the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a placement agent, whereas the Early Repurchase Fee is payable to the Feeder Funds to compensate long-term Members for the expenses related to shorter term investors, in light of each Feeder Fund’s generally longer-term investment horizons and investment operations. Although the Fund does not currently intend to impose CDSCs, it would only do so pursuant to rule 6c-10 under the 1940 Act.

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Institutional Class Interests would be offered at net asset value and: (1) be subject to a maximum sales load of up to 3.50%; (2) be subject to minimum initial investment requirements of $1,000,000, and minimum subsequent investment requirements of $100,000; and (3) be subject to the Early Repurchase Fee.

The Early Repurchase Fee will equally apply to all classes of Interests of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. Service Class Interests and Institutional Interests will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act, and “qualified clients,” as defined in the Advisers Act.

Actual fees approved and adopted may vary, but a class of Interests could not have annual asset-based service and/or distribution fees in excess of the limits established by NASD Conduct Rule 2830.

The Fund does not currently intend to impose distribution fees. All distribution fees with respect to any new class of Interests would be paid pursuant to a plan of distribution adopted in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Service Plan”). Under any future Distribution and Service Plan, the Fund, either directly or through a placement agent, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Interests and for related services provided to Members and/or the maintenance of Member accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of NASD Conduct Rule 2830.

All expenses incurred by the Fund will be allocated among its various classes of Interests based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Service Plan of that class (if any), services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Interests of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

1.	administrative and/or accounting or similar fees;

2.	legal, printing and postage expenses related to preparing and distributing to current Members of a specific class materials such as Member reports, private placement memorandums, and proxies;

3.	Blue Sky fees incurred by a specific class;

4.	Commission registration fees incurred by a specific class;

5.	expenses of administrative personnel and services required to support the Members of a specific class;

6.	Board members’ fees incurred as a result of issues relating to a specific class;

7.	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

8.	incremental transfer agent fees and servicing expenses identified as being attributable to a specific class;

9.	account expenses relating solely to a specific class;

10.	expenses incurred in connection with any Member meetings as a result of issues relating to a specific class; and

11.	any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

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From time to time, the Board of the Fund may create and offer additional classes of Interests, or may vary the characteristics described above of Service Class and Institutional Class Interests, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Interests allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. The Fund’s Repurchases will be made to all of its classes of Interests at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values resulting from differences in fees under a Distribution and Service Plan and/or service plan or in class expenses.

Because of the different distribution fees, services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Interests may differ from each other from time to time. As a result, the net asset value of the classes may differ over time. Expenses of the Fund, allocated to a particular class of the Fund’s Interests will be borne on a pro rata basis by each outstanding Interest of that class.

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Interests of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based service and/or distribution fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.5 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

5 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

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Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.6

One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).

Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.7 Rule 23c-3 was adopted in April 1993.8 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.9

Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief. See, e.g., Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (September 19, 2011) (Notice) and 29837 (October 17, 2011) (Order).

B.	Multiple Classes of Interests – Exemptions from Sections 18(c) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Interests of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

6 Id. at 424.

7 Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

8 Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.

9 Protecting Investors, supra note 5, at 439-40; 23c-3 Proposing Release at 27.

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Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Interests of a class having “priority over [another] class as to .. . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) Members of different classes may pay different distribution fees, different services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Interests of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Interests without having to create new feeder funds. Applicants believe that current and future Members will benefit if new classes of Interests with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Interests that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Interests, and other relevant factors. The proposed system would permit the Fund to facilitate the distribution of Interests and provide investors with a broader choice of Member options.

By contrast, if the Adviser were required to sponsor the organization of new, separate feeder funds rather than new classes of Interests, the creation of the new, separate feeder funds would involve increased costs and administrative burdens borne by Members, as compared to the creation of additional classes of the Fund.

Under the Multiple Class System, holders of each class of Interests may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Interests than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.10

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s Interests. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Members.

10 See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

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Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of Interests with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Interests, except for differences related to Repurchases.

In particular, the Fund proposes to offer Interests continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of Interests without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.11 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of Interests. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Interests on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Members. The Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its private placement memorandum and of the differences among the various classes and the different expenses of each class of Interests offered. Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in its private placement memorandum the fees, expenses and other characteristics of each class of Interests offered for sale by the private placement memorandum, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Members during the reporting period in Member reports12 and describe in its private placement memorandum any arrangements that result in breakpoints in sales loads.13 The Fund will include any such disclosures in its Member reports and private placement memorandum to the extent required as if the Fund were an open-end fund. The Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding private placement memorandum disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the placement agent.14 The Fund will contractually require that any placement agent of the Fund’s Interests comply with such requirements in connection with the distribution of Interests of the Fund.

11 See, e.g., Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (September 19, 2011) (Notice) and 29837 (October 17, 2011) (Order).

12 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

13 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

14 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

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Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.15 Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to Blackstone Alternative Alpha Fund, Permal Hedge Strategies Fund, BlackRock Preferred Partners LLC, Versus Capital Multi-Manager Real Estate Income Fund LLC, and ASGI Agility Income Fund.16 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

C.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.17

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,18 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

15 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.

16 See supra n.11. The Applicants' proposal to offer Interests via private placement is not novel and is not a material difference from precedents where applicant funds were publicly offered. The Multiple Class System would provide investors with the flexibility to choose the method of purchasing Interests that best suit the investor and the investor's particular circumstances. In this regard, a private placement addresses only the actual manner of offering securities in compliance with the securities laws, rather than the type or nature of the securities that may be so offered.

17 Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

18 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

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The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.19

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Interests should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Although the Fund does not currently anticipate imposing CDSCs, Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Members of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Finally, to the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Members of the Fund.

VI.	APPLICANTS’ CONDITION

The Fund agrees that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

The Fund’s governing documents will be amended to allow for the establishment and creation of different classes of Interests. The Board has adopted resolutions, attached as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

19 Id. Fed. Sec. L. Rep. (CCH) at 83,733.

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All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

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Authorization and Signatures

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of Partners Group Private Equity (Master Fund), LLC, Scott Higbee and Robert Collins are authorized to sign and file this document on behalf of Partners Group Private Equity (Master Fund), LLC.

Partners Group Private Equity (Master Fund), LLC

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	April 10, 2013
By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Chief Financial Officer
Date:	April 10, 2013

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Vice President of Partners Group (USA) Inc., Scott Higbee and Brooks Lindberg are authorized to sign and file this document on behalf of Partners Group (USA) Inc.

Partners Group (USA) Inc.

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	April 10, 2013

By:	/s/ Brooks Lindberg
Name:	Brooks Lindberg
Title:	Vice President
Date:	April 10, 2013

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List of Attachments and Exhibits

Exhibit A

1.	Verifications of Partners Group Private Equity (Master Fund), LLC
2.	Verifications of Partners Group (USA), Inc.

Exhibit B - Resolutions

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EXHIBIT A-1

VERIFICATIONS

RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

VERIFICATION

The undersigned states that he has duly executed the attached Application dated April 10, 2013 for and on behalf of Partners Group Private Equity (Master Fund), LLC; that he is the President of Partners Group Private Equity (Master Fund), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee

Scott Higbee

President

Partners Group Private Equity (Master Fund), LLC

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

VERIFICATION

The undersigned states that he has duly executed the attached Application dated April 10, 2013 for and on behalf of Partners Group Private Equity (Master Fund), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (Master Fund), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins

Robert Collins

Chief Financial Officer

Partners Group Private Equity (Master Fund), LLC

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EXHIBIT A-2

VERIFICATIONS

RULE 0-2(d)

PARTNERS GROUP (USA) INC.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated April 10, 2013 for and on behalf of Partners Group (USA) Inc.; that he is President of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee

Scott Higbee

President

Partners Group (USA) Inc.

PARTNERS GROUP (USA) INC.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated April 10, 2013 for and on behalf of Partners Group (USA) Inc.; that he is Vice President of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brooks Lindberg

Brooks Lindberg

Vice President

Partners Group (USA) Inc.

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EXHIBIT B

RESOLUTIONS

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

(the “Fund”)

Resolutions Adopted By the Board of Managers

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections l8(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of limited liability company interests with varying sales loads, asset-based service and/or distribution fees, and/or early withdrawal charges; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

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